Fuwei Films Announces Its Unaudited Financial
Results for the Third Quarter of 2012

-Teleconference to be Held on Wednesday, November 28, 2012 at 8:00 am EST-

BEIJING, November 27, 2012 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter of 2012 ended September 30, 2012.

Highlights

  Net sales for the third quarter were RMB88.8 million (US$14.1 million), compared with RMB117.0 million in the same period of 2011.

  Net loss attributable to the Company for the third quarter was RMB14.9 million (US$2.4 million), compared with net loss attributable to the Company of RMB4.9 million in the same period of 2011.

  Net cash provided by operating activities during the first nine months was RMB104.7 million (US$16.7 million), compared with net cash provided by operating activities RMB17.1 million in the same period of 2011.

  Basic and diluted net loss per share for the third quarter was RMB1.14 (US$0.18), compared with basic and diluted net loss per share of RMB0.38 in the same period of 2011.

Mr. Xiaoan He, Chairman and CEO of the Company, said, “We have made significant progress in the construction of our third production line for thick films despite the current market condition. If all goes as planned, we expect to start trial operations of the line by the end of the year or early next year. We have started the R&D for our thick films to be manufactured by this production line including high performance electric insulation film, base film for solar backsheet and TFT-LCD optical films. In addition, we have started marketing these products and contacting target clients.”

Third quarter of 2012 Results

Revenues for the third quarter ended September 30, 2012 were RMB88.8 million (US$14.1 million), compared with RMB117.0 million in the same period of 2011, which was a decrease of RMB28.2 million, or 24.1% compared with the third quarter of 2011. The decrease in sales was mainly due to the significant decrease in sales prices compared to the same period in 2011 arising from stronger competition attributing to increased capacity in China and overseas.

Overseas sales during the third quarter ended September 30, 2012 were RMB19.5 million (US$3.1 million,) or 22.0% of total revenues, compared with RMB22.4 million or 19.2% of total revenues in the same period of 2011. The decrease in overseas sales was mainly due to the decrease in sales prices compared with the same period last year. With respect to the percentage of total sales, overseas sales increased due to increased marketing efforts.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended September 30, 2012 and 2011 (amounts in thousands):

	Three-Month Period Ended
	September 30, 2012			September 30, 2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	69,240	11,017	78.0%	94,533	80.8%
Sales in other countries	19,521	3,106	22.0%	22,430	19.2%

Total	88,761	14,123	100.0%	116,963	100.0%

Gross profit was RMB0.9 million (US$0.1 million) for the third quarter of 2012, compared with RMB10.4 million in the same period of 2011. Gross margin was 1.0%, compared with 8.9% in the third quarter of 2011. This was mainly due to the decrease in sales price exceeding those in raw material during the third quarter ended September 30, 2012 compared with the same period in 2011.

Operating expenses for the three months ended September 30, 2012 was RMB13.4 million (US$2.1 million), compared with RMB14.0 million in the third quarter of 2011, which was RMB0.6 million, or 4.3% lower than the same period in 2011.

Operating loss for the third quarter of 2012 was RMB12.5 million (US$2.0 million), compared with operating loss of RMB3.7 million in the same period of 2011.

Net loss attributable to the Company for the third quarter of 2012 was RMB14.9 million (US$2.4 million), compared with net loss attributable to the Company of RMB4.9 million in the third quarter of 2011.

Basic and diluted net loss per share was RMB1.14 (US$0.18), compared with basic and diluted net loss per share of RMB0.38 in the third quarter of 2011.

Total shareholders’ equity was RMB531.8 million (US$84.6 million) as of September 30, 2012, compared with RMB573.7 million as of December 31, 2011.

As of September 30, 2012, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Wednesday, November 28, 2012, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 404179. The replay will be available until December 28, 2012, at 11:59 p.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products including complaints and claims from clients; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Miss Lysander Lee

Investor Relations Officer

Phone: +86 133 615 59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2012		December 31, 2011
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	15,767	2,509	44,172
Restricted cash	49,168	7,823	102,212
Accounts and bills receivable, net	17,859	2,842	52,457
Inventories	39,911	6,350	41,774
Advance to suppliers	17,994	2,863	8,808
Prepayments and other receivables	22,423	3,568	31,172
Deferred tax assets - current	1,274	203	1,309
Total current assets	164,396	26,158	281,904

Plant, properties and equipment, net	245,772	39,106	277,119
Construction in progress	277,320	44,126	119,647
Lease prepayments, net	19,654	3,127	20,047
Advance to suppliers - long term	37,542	5,973	62,799
Goodwill	10,276	1,635	10,276
Long-term deposit	16,760	2,667	16,760
Deferred tax assets - non current	1,516	241	1,622

Total assets	773,236	123,033	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	120,000	19,094	168,501
Accounts payables	22,427	3,568	19,317
Notes payable	62,459	9,938	-
Advance from customers	18,884	3,005	11,876
Accrued expenses and other payables	6,717	1,069	5,798
Total current liabilities	230,487	36,674	205,492

Long-term loan	10,000	1,591	10,000
Deferred tax liabilities	1,803	287	1,811

Total liabilities	242,290	38,552	217,303

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,120	13,323
Additional paid-in capital	311,907	49,629	311,907
Statutory reserve	37,441	5,957	37,441
Retained earnings	167,868	26,710	209,768
Cumulative translation adjustment	1,213	193	1,230
Total shareholders’ equity	531,752	84,609	573,669
Non-controlling interest	(806)	(128)	(798)
Total equity	530,946	84,481	572,871
Total liabilities and equity	773,236	123,033	790,174

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2012		2011	2012		2011
	RMB	US$	RMB	RMB	US$	RMB
Net sales	88,761	14,123	116,963	272,196	43,310	428,433
Cost of sales	87,895	13,985	106,596	272,475	43,355	350,403

Gross margin	866	138	10,367	(279)	(45)	78,030

Operating expenses
Selling expenses	4,561	726	5,097	13,325	2,120	14,136
Administrative expenses	8,801	1,400	8,946	22,618	3,599	27,824
Total operating expenses	13,362	2,126	14,043	35,943	5,719	41,960

Operating (loss) income	(12,496)	(1,988)	(3,676)	(36,222)	(5,764)	36,070

Other income (expense)
- Interest income	83	13	358	2,592	412	1,435
- Interest (expense)	(2,564)	(408)	(2,736)	(8,621)	(1,372)	(7,462)
- Other income(expense), net	126	20	543	475	76	307

Total other income (expense)	(2,355)	(375)	(1,835)	(5,554)	(884)	(5,720)

(Loss)/income before provision for income taxes	(14,851)	(2,363)	(5,511)	(41,776)	(6,648)	30,350

Provision for income tax (expense)/benefit	(12)	(2)	597	(133)	(21)	(5,507)

Net (loss) income	(14,863)	(2,365)	(4,914)	(41,909)	(6,669)	24,843

Net (loss) income attributable to noncontrolling interests	(7)	(1)	(12)	(9)	(1)	(21)
Net income (loss) attributable to the Company	(14,856)	(2,364)	(4,902)	(41,900)	(6,668)	24,864

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	9	1	27	1	0	44
- Foreign currency translation adjustments attributable to the Company	9	1	30	(17)	(3)	35

Comprehensive income (loss) attributable to non-controlling interest	2	0	15	(8)	(1)	23
Comprehensive (loss) income attribute to the Company	(14,847)	(2,363)	(4,872)	(41,917)	(6,671)	24,899

Earnings (loss) per share, Basic and diluted	(1.14)	(0.18)	(0.38)	(3.21)	(0.51)	1.90
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2012		2011
	RMB	US$	RMB
Cash flow from operating activities
Net (loss) income	(41,909)	(6,668)	24,843
Adjustments to reconcile net income to net cash
(used in)provided by operating activities
- Loss/(gain) on disposal of property, plant and equipment	(35)	(6)	-
- Depreciation of property, plant and equipment	36,537	5,814	31,013
- Amortization of intangible assets	340	54	340
- Deferred income taxes	133	21	726
- Bad debt (recovery) expense	(236)	(38)	(5,690)
Changes in operating assets and liabilities
- Accounts and bills receivable	35,040	5,575	(16,983)
- Inventories	1,863	296	4,853
- Advance to suppliers	(9,186)	(1,462)	4,161
- Prepaid expenses and other current assets	28,216	4,490	5,372
- Accounts payable	3,210	511	525
- Accrued expenses and other payables	653	115	(7,348)
- Note payable	62,459	9,938
- Advance from customers	7,009	1,115	(18,816)
- Tax payable	(19,399)	(3,087)	(5,911)

Net cash provided by operating activities	104,695	16,668	17,085

Cash flow from investing activities
Purchases of property, plant and equipment	(5,452)	(867)	(33,629)
Restricted cash related to trade finance	53,043	8,440	(98,134)
Advanced to suppliers - non current	25,257	4,019	(1,993)
Amount change in construction in progress	(157,673)	(25,088)	20,470
Proceeds from sale of property, plant and equipment	250	40	-

Net cash used in investing activities	(84,575)	(13,456)	(113,286)

Cash flow from financing activities
Principal payments of short-term bank loans	(168,501)	(26,811)	(7,000)
Proceeds from short-term bank loans	120,000	19,094	18,501

Net cash (used in) provided by financing activities	(48,501)	(7,717)	11,501

Effect of foreign exchange rate changes	(24)	(4)	(173)

Net decrease in cash and cash equivalent	(28,405)	(4,509)	(84,873)

Cash and cash equivalent
At beginning of period/year	44,172	7,018	171,227
At end of period/year	15,767	2,509	86,354

SUPPLEMENTARY DISCLOSURE:
Interest paid	8,621	1,372	7,462
Income tax paid	-	-	9,654

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the period ended September 30, 2012, the Company acquired equipment by incurring accounts payable in the amount of:	3,834	610	-